Filed by Tower Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: First Chester County Corporation

Commission File No.: 001-34500

January 29, 2010

Dear Valued Graystone Tower Bank Customer:

We have exciting news to share. On December 28, 2009, our parent company, Tower Bancorp, Inc., announced it has entered into an agreement to form a partnership with First Chester County Corporation, the parent company of First National Bank of Chester County, creating a financial institution with a combined asset size of over $2.7 billion, delivering services in eleven counties and two states.

Graystone Tower Bank is on a progressive growth trajectory. Our partnership with First National Bank of Chester County will carry the customer rewards of access to increased capital, more loan opportunities, and an economic boost on Main Street.

What changes can you expect from our new partnership? We can assure you that as far as your customer experience is concerned, it will be banking business as usual—you will continue to see the same people you know and trust. You will benefit from the same high-level products and personalized service you have come to expect from Graystone Tower Bank. There will be no overlap in branches, and no closings of Graystone Bank or Tower Bank branches in connection with the partnership. In addition, there are no anticipated changes to any of your current products or services.

As you may know, Graystone Tower Bank currently serves Centre, Cumberland, Dauphin, Franklin, Fulton, Lancaster, Lebanon, and York counties in Pennsylvania as well as Washington County in Maryland. First National Bank of Chester County has 23 branches in Chester and Delaware counties, Pennsylvania. The combined organization’s significantly increased asset size and expanded employee base of over 500 will enable both banks to provide even more personalized service to their customers.

Why a partnership with First National Bank of Chester County? With core company values and culture that complements Graystone Tower Bank, the partnership is a win-win for employees, customers, shareholders, and the community and plays to the strengths of both institutions. The community-based banks will continue operating under their respective community identities and will deliver the same high-level of services and products to their customers.

Pending the customary conditions and shareholder and regulatory approvals, the transaction is expected to close in mid-2010.

We look forward to answering any questions you may have; please feel free to call us at 717.231-2700.

Sincerely,

Janak Amin President and CEO Graystone Bank	Jeff Shank President and CEO Tower Bank

Additional Information About the Merger

The proposed transaction will be submitted to the shareholders of First Chester County Corporation (“First Chester”) and Tower Bancorp (“Tower”) for their consideration and approval. In connection with the proposed transaction, Tower will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include a joint proxy statement/prospectus and other relevant documents to be distributed to the shareholders of Tower and First Chester. Investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other flings containing information about Tower and First Chester, free of charge from the SEC’s Internet site (www.sec.gov), by contacting Tower Bancorp, Inc., 112 Market Street, Harrisburg, Pennsylvania 17101, Attention: Brent Smith, Investor Relations, telephone 717-724-4666 or by contacting First Chester Financial Corporation, 9 North High Street, West Chester, Pennsylvania 19381, Attention: John Stoddart, Investor Relations, telephone 484-881-4141. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Tower, First Chester and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from Tower and First Chester shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Tower and First Chester shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Tower’s executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC’s Internet site (www.sec.gov). Information about First Chester’s executive officers and directors is set forth in its most recent proxy statement filed with the SEC, which is available at the SEC’s Internet site. You can also obtain free copies of these documents from Tower or First Chester, as appropriate, using the contact information above.

Safe Harbor for Forward-Looking Statements

This document may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various risks, uncertainties and other factors. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of the company’s business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations, including industry consolidation and development of competing financial products and services; interest rate movements; changes in credit quality; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; volatilities in the securities markets; and deteriorating economic conditions, and other risks and uncertainties, including those detailed in Tower Bancorp, Inc.’s and First Chester County Corporation’s filings with the Securities and Exchange Commission (SEC).